                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16

                                     UNDER

                      THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 1999



                             INTRAWEST CORPORATION
                              (Registrant's name)

          SUITE 800, 200 BURRARD STREET, VANCOUVER, BC V6C 3L6 CANADA
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F      Form 40-F  X
                                    ---            ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes             No  X
                                    ---            ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

TO OUR SHAREHOLDERS

We are pleased with our performance for the first quarter of fiscal 2000. We view the coming months with a strong sense of optimism and anticipation, confident that the investments we have made in growing our core business, and building complementary businesses within a unique village resort concept, are returning progressively better financial results.

As our network of properties has grown, they have received increasing attention and recognition as destinations of choice that cut across a wide demographic base. We continue to enhance and extend the appeal of these resorts and to implement new operational and marketing programs, which increase their efficiency and utilization.

OPERATING RESULTS (ALL DOLLAR AMOUNTS ARE IN US CURRENCY)

Total revenue for the first quarter ended September 30, 1999 increased 50% to $125.7 million from the $83.7 million reported in the first quarter of fiscal 1999. Total Company EBITDA for the quarter increased 45% to $11.7 million, compared with $8.1 million in the prior year. This strong performance was offset by higher interest and depreciation, resulting in a seasonal loss from continuing operations for the period of $3.2 million, or $0.07 per share, lower than expected. This compares with a loss of $1.7 million, or $0.04 per share for the first quarter of fiscal 1999. The weighted average number of shares outstanding increased to 43.3 million from the 39.3 million reported for the period ended September 30, 1998.

Ski and resort operations revenue was $55.1 million, 48% more than last year's first quarter revenue of $37.2 million. Reflecting our goal to increase utilization of our resorts during all seasons, summer revenue increased at every mountain resort except Copper, which operated on a limited basis because of construction of the village core. Increased bed base and added attractions produced 27% revenue growth at Whistler/Blackcomb, 21% at Tremblant and 19% at Snowshoe. Sandestin also experienced double digit revenue growth, driven by an 18% increase in occupied room nights. The seasonal operating loss from ski and resort operations was reduced to $0.8 million for the quarter from $1.1 million last year.

Real estate sales totalled $67.2 million, an increase of 56% from the corresponding period last year, due mainly to the sales closings of the first condo-hotel projects at Copper and Mammoth. These sales generated operating profit of $10.2 million, compared to $7.7 million in 1998. The profit margin of 15.2% was in line with expectations for the quarter and reflects the mix of resorts and project types.

DEVELOPMENTS

With the growth of our network of unique properties, we have moved aggressively to take advantage of the opportunities that accrue from a rapidly growing and loyal guest base. Accordingly, we recently introduced "Intrawest Vacations," an integrated reservation system which allows vacationers to book full ski and golf vacation packages, including travel arrangements, e.g. airfare and car rentals, hotel accommodations, lift and golf course tickets, and virtually any aspect of our operations.

In addition to making it easier for our guests to plan for their next stay or to view alternative destinations that offer our unique resort experience, the new system increases the reach and efficiency of our marketing, extends our brand awareness and provides for ongoing cross-selling opportunities.

We also announced plans to transform Blue Mountain Resort into a true distinctive four-season destination resort, with construction of the first village project to commence in the spring of 2000. The ten-year master plan calls for the development of approximately 1,200 condominium-hotel units and 100,000 square feet of retail space in the village, which will accommodate 60 to 70 shops and restaurants. In addition, 840 single-family lots and townhomes will be built on the surrounding lands in and around the nationally acclaimed Monterra Golf course.

Our resorts continue to receive awards for excellence. The December issue of Golf Digest magazine named Greywolf Golf Course at Panorama the `Best New Canadian Golf Course' for 1999, noting that it prevailed against the strongest field of contenders in the nine-year history of the category.

DIVIDENDS AND REDEMPTIONS

On November 15, 1999, the Board of Directors of the Company declared a dividend of Cdn. $.08 per common share payable on January 26, 2000 to shareholders of record on January 12, 2000.

The Company also announced that it will redeem 4,020,000, or approximately 30%, of its non-resort preferred ("NRP") shares on January 1, 2000 by payment of $2.65 per share for each NRP share to be redeemed. Quarterly redemptions will now be made on January 1, April 1, July 1 and October 1 at a redemption amount of $2.65 per share.

YEAR 2000 COMPLIANCE

Intrawest initiated a formal program to address the Year 2000 issue in September 1997. The program involved comprehensive system reviews at all of the Company's resorts and real estate locations, testing of hardware and software, and modification or replacement of non-compliant systems. To date the system reviews, testing and remedial activities are all substantially complete. The Company remains on schedule to ensure full compliance of its computer systems by November 30, 1999. The Company has also endeavoured to ascertain the Year 2000 readiness of its key customers and suppliers and at the current time it is not aware of any non-compliant systems at critical third-party vendors that would have a material adverse effect on the Company's business.

As a precautionary measure, the Company is also developing contingency plans to mitigate the potential disruptions that may result from the Year 2000 issue. These plans include manual work-arounds for some automated processes, securing alternative sources for key suppliers and a communications plan in the event a problem arises. These contingency plans are expected to be complete by November 30, 1999. Although a final assessment has not been completed, the Company believes that neither the Year 2000 issue nor the financial impact of the reviews, testing and modifications is expected to have a material adverse effect on the Company's business or its financial condition.

LOOKING AHEAD

Over the past three years, we have invested heavily in our resorts with the result that our resorts today enjoy a significant competitive advantage and are very well positioned to capitalize on the dramatic expansion in our villages that will occur over the next three years. We have also acquired new resorts which have given us a network that has the critical mass to support specialized expertise across all our business and marketing initiatives which up until now had not been conceivable in the destination resort business. As this process has taken hold, the name Intrawest is becoming synonymous with quality, excellence and customer loyalty in destination resorts across North America. It is a reputation that has been built on the hard work and dedication of a talented and diverse group of employees. The focus in the Company is now on harvesting the financial benefits that will flow from our network and the expansion of the villages within our resorts. Looking forward, we are targeting growth in earnings per share at greater than 20% per annum and you can expect to see that this year.

/s/ JOE S. HOUSSIAN                         /s/ DANIEL O. JARVIS
----------------------------------          ------------------------------------
Joe S. Houssian                             Daniel O. Jarvis
Chairman, President and                     Executive Vice President
Chief Executive Officer                     and Chief Financial Officer

November 15, 1999

CONSOLIDATED STATEMENTS OF OPERATIONS


For the three months ended September 30
(in thousands of US dollars, except per share amounts) (unaudited)

======================================================================
                                               1999            1998
----------------------------------------------------------------------
REVENUE:
  Ski and resort operations                $  55,106        $  37,205
  Real estate sales                           67,222           43,134
  Rental properties                            1,445            1,373
  Interest and other income                    1,945            1,996
----------------------------------------------------------------------
                                             125,718           83,708
EXPENSES:
  Ski and resort operations                   55,904           38,343
  Real estate costs                           57,002           35,482
  Rental properties                              665              696
  Interest                                     8,517            5,800
  Depreciation and amortization                6,543            4,250
  General and administrative                   1,693            1,534
----------------------------------------------------------------------
                                             130,324           86,105
----------------------------------------------------------------------
Loss before undernoted                        (4,606)          (2,397)
Provision for income taxes                    (1,035)            (677)
----------------------------------------------------------------------
Loss before non-controlling interest
  and discontinued operations                 (3,571)          (1,720)
Non-controlling interest                        (381)               9
----------------------------------------------------------------------
Loss from continuing operations               (3,190)          (1,729)
Results of discontinued operations               238              156
----------------------------------------------------------------------
Loss for the period                        $  (2,952)       $  (1,573)
======================================================================


Loss per common share:
  Loss from continuing operations          $   (0.07)       $   (0.04)
  Net loss                                 $   (0.07)       $   (0.04)
======================================================================
Weighted average number of
  common shares outstanding
  (in thousands)                              43,273           39,314
======================================================================

CONSOLIDATED BALANCE SHEETS


As at September 30
(in thousands of US dollars) (unaudited)

==============================================================================================
                                                                     1999              1998
----------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and short-term deposits                                  $    53,576        $    50,257
  Amounts receivable                                                 48,761             50,042
  Other assets                                                       42,584             44,109
  Properties:
    Resort                                                          193,931            122,653
    Discontinued operations                                           8,487              4,916
----------------------------------------------------------------------------------------------

                                                                    347,339            271,977
Ski and resort operations                                           714,477            573,511
Properties:
  Resort                                                            295,798            273,805
  Discontinued operations                                            10,305             20,434
Amounts receivable                                                   29,671             32,474
Other assets                                                         72,607             46,501
Goodwill                                                             19,484             17,696
----------------------------------------------------------------------------------------------
                                                                $ 1,489,681        $ 1,236,398
==============================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Amounts payable                                               $   101,665        $    86,995
  Deferred revenue                                                   43,431             23,376
  Bank and other indebtedness, current portion:
    Resort                                                          185,809            136,154
    Discontinued operations                                           4,969              5,452
----------------------------------------------------------------------------------------------
                                                                    335,874            251,977
Bank and other indebtedness:
  Resort                                                            545,671            483,158
  Discontinued operations                                             3,975              4,264
Due to joint venture partners                                        18,343              8,948
Deferred revenue                                                     26,826             15,913
Deferred income taxes                                                14,760              7,774
Non-controlling interest in subsidiaries                             22,600             17,245
----------------------------------------------------------------------------------------------

                                                                    968,049            789,279
Shareholders' equity:
  Capital stock                                                     430,473            374,800
  Retained earnings                                                 133,336            105,034
  Foreign currency translation adjustment                           (42,177)           (32,715)
----------------------------------------------------------------------------------------------
                                                                    521,632            447,119
----------------------------------------------------------------------------------------------
                                                                $ 1,489,681        $ 1,236,398
==============================================================================================

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS


For the three months ended September 30
(in thousands of US dollars) (unaudited)

=======================================================================
                                                1999             1998
-----------------------------------------------------------------------
Retained earnings, beginning of period       $ 136,288        $ 106,607
Loss for the period                             (2,952)          (1,573)
-----------------------------------------------------------------------

Retained earnings, end of period             $ 133,336        $ 105,034
=======================================================================


CONSOLIDATED STATEMENTS OF CASH FLOW
FROM CONTINUING OPERATIONS


For the three months ended September 30
(in thousands of US dollars, except per share amounts) (unaudited)

=================================================================
                                               1999         1998
-----------------------------------------------------------------
Loss from continuing operations            $(3,571)       $(1,720)
Items not affecting cash:
  Depreciation and amortization              6,543          4,250
  Non-controlling interest                    (381)             9
-----------------------------------------------------------------

Cash flow from continuing operations         2,591          2,539
=================================================================

Cash flow from continuing
  operations per common share              $  0.06        $  0.06
=================================================================

CONSOLIDATED STATEMENTS OF CASH FLOWS


For the three months ended September 30
(in thousands of US dollars) (unaudited)

=======================================================================================
                                                                1999             1998
---------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR) OPERATIONS:
  Cash flow from continuing operations                       $   2,591        $   2,539
  Recovery of costs through real estate sales                   57,002           35,482
  Increase in amounts receivable, net                           (1,125)          (2,748)
  Acquisition and development of properties
    held for sale                                              (77,097)         (51,834)
  Changes in non-cash operating working capital                 10,788            6,064
---------------------------------------------------------------------------------------

  Cash used for continuing operations                           (7,841)         (10,497)

  Cash provided by (used for) discontinuing operations           1,037           (1,242)
---------------------------------------------------------------------------------------

                                                                (6,804)         (11,739)
FINANCING:
  Bank and other borrowings, net                                 1,871          162,426
  Redemption of non-resort preferred shares                     (8,705)         (13,621)
  Issue of capital stock                                            --           14,752
  Proceeds on sale of partnership interest                          --           10,641
  Distributions to non-controlling interests                        --             (766)
---------------------------------------------------------------------------------------

                                                                (6,834)         173,432
INVESTMENTS:
  Expenditures on revenue-producing properties, net               (206)            (777)
  Expenditures on ski and resort operation assets, net         (12,910)         (15,456)
  Expenditures on other assets, net                             (2,127)         (14,500)
  Expenditures on business acquisitions,
    net of cash acquired                                            --         (160,439)
---------------------------------------------------------------------------------------

                                                               (15,243)        (191,172)
---------------------------------------------------------------------------------------
Decrease in cash and short-term deposits                       (28,881)         (29,479)
Cash and short-term deposits, beginning of period               82,457           79,736
---------------------------------------------------------------------------------------

Cash and short-term deposits, end of period                  $  53,576        $  50,257
=======================================================================================


SUPPLEMENTAL INFORMATION:
  Interest paid                                              $  14,924        $   4,294
  Taxes paid                                                       181               63

NON-CASH FINANCING ACTIVITIES:
  Issue of capital stock                                     $   1,420        $   2,422
  Bank and other borrowings                                         --            4,711
NON-CASH INVESTING ACTIVITIES:
  Business acquisitions                                      $      --        $   7,133

SEGMENT DISCLOSURES

The following table presents the Company's results from continuing operations by reportable segment:


For the three months ended September 30
(in thousands of US dollars) (unaudited)

=========================================================================
                                                  1999             1998
-------------------------------------------------------------------------
Revenue from external customers:
  Ski and resort                               $  40,984        $  24,167
  Real estate                                     68,667           44,507
  Warm-weather                                    14,122           13,038
  Corporate and all other                          1,945            1,996
-------------------------------------------------------------------------
                                               $ 125,718        $  83,708
=========================================================================

Operating income (loss) before interest,
  depreciation and amortization,
  and income taxes:
  Ski and resort                               $  (3,263)       $  (3,434)
  Real estate                                     11,000            8,329
  Warm-weather                                     2,465            2,296
  Corporate and all other                          1,945            1,996
-------------------------------------------------------------------------
                                                  12,147            9,187

  Less:
    Interest                                       8,517            5,800
    Depreciation and amortization                  6,543            4,250
    General and administrative                     1,693            1,534
-------------------------------------------------------------------------
                                                  16,753           11,584
-------------------------------------------------------------------------
                                               $  (4,606)       $  (2,397)
=========================================================================


There have been no changes from the June 30, 1999 audited consolidated financial statements in the basis of segmentation or in the basis of measurement of segment profit or loss.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

                                          INTRAWEST CORPORATION

Date: November 29, 1999                   By        /s/ ROSS MEACHER
                                            ------------------------------------
                                            Name: Ross Meacher
                                            Title: Corporate Secretary